SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-1
                              (Amendment No. 2)

                            TENDER OFFER STATEMENT
                     PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              LORAL CORPORATION
                          (Name of Subject Company)

                         LOCKHEED MARTIN CORPORATION
                         LAC ACQUISITION CORPORATION
                                (Bidders)

                   Common Stock, par value $0.25 per share
                      (Title of Class of Securities)

                               543859 10 2
                   (CUSIP number of Class of Securities)

                           Frank H. Menaker, Esq.
                        Lockheed Martin Corporation
                           6801 Rockledge Drive
                         Bethesda, Maryland  20817
                             (301) 897-6000
               (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                             With a copy to:

                          Peter Allan Atkins, Esq.
                              Lou R. Kling, Esq.
                       Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000



                    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.25 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin. All capitalized terms set forth herein which are not otherwise defined herein shall have the same meanings as ascribed thereto in the Offer to Purchase, dated January 12, 1996 (which is attached as Exhibit (a)(9) to the Schedule 14D-1 (the "Offer to Purchase")). In connection with the foregoing, the Purchaser and Lockheed Martin are hereby amending the
          Schedule 14D-1 as follows:

          Item 10.  Additional Information.

               Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraph thereto:

                         "Hart-Scott-Rodino Filing.  On January 24,
               1996, Lockheed Martin filed a Notification and Report Form pursuant to the HSR Act with respect to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filing by Lockheed Martin. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on February 8, 1996, unless either Lockheed Martin or the Company receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. Section 16 of the Offer to Purchase sets forth additional information relating to the HSR Act and such waiting period as they relate to the Offer."

               Item 10(e) is hereby amended and supplemented by the addition of the following paragraph thereto:

                         "Piven Lawsuit.  The Company, certain of
               its directors (the "Director Defendants") and Lockheed Martin have been named as defendants in a purported class action lawsuit entitled Sylvia B. Piven v. Loral Corp., Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Donald E. Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., Daniel Yankelovich, Arthur L. Simon, and Lockheed Martin Corp., Index Number 96-100390 (such lawsuit, the "Piven Lawsuit"), which was filed in the Supreme Court of the State of New York, in the County of New York, on or about January 9, 1996. The plaintiff in the Piven Lawsuit purportedly served a copy of the complaint (the "Piven Complaint") upon the Company and the Director Defendants on January 19, 1996 and purportedly served a copy of the complaint upon Lockheed Martin thereafter. Such action purports to be brought as a class action on behalf of all shareholders of the Company. The Piven Complaint alleges, among other things, that (a) the defendants allegedly sought to enrich and/or entrench themselves at the expense of the Company's stockholders, (b) the Director Defendants allegedly breached their fiduciary duties and allegedly have not protected stockholders from any alleged conflicts of interest between such Defendant Directors and the Company's stockholders, (c) the defendants allegedly have taken advantage of their allegedly superior information regarding the Company's relative values, (d) the Director Defendants allegedly did not seek other purchasers for the Company at the highest possible price for Loral shareholders and allegedly sought to chill third party offers for the Company, and (e) Parent allegedly induced, aided and abetted the breach of fiduciary duty by the Director Defendants.

                         As relief, the Piven Complaint seeks,
               among other things, (a) a declaration that the defendants conduct is unfair, unjust and inequitable to plaintiff and other members of the purported class, (b) an injunction preliminarily and permanently enjoining the defendants from taking any steps to complete the Offer, the Merger and the Spin-Off (the "Transaction"), (c) the award of compensatory damages in an unspecified amount, and
               (d) the award to plaintiff of attorney's fees and costs. Lockheed Martin believes that the Piven Lawsuit is without merit and intends to vigorously defend such action. The above summary of the Piven lawsuit does not purport to be complete and is qualified in its entirety by reference to the full text of the Piven complaint, which is attached as Exhibit (c)(11) hereto and which is hereby incorporated herein by reference.

                         Goltz Lawsuit.  The Company and certain of
               its directors and officers (the "Individual
               Defendants") have been named as defendants in a purported class action lawsuit entitled Arthur Goltz and Murray Zucker v. Loral Corporation, Bernard L. Schwartz, Frank C. Lanza, Howard Gittis, Robert B. Hodes, Gershon Kekst, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas
               J. Stanton, Jr., Daniel Yankelovich, Michael P. DeBlasio, Robert V. LaPenta and Michael B. Targoff, Case Number BC142098 (such lawsuit, the "Goltz Lawsuit"), which was filed in the Superior Court of the State of California, in the County of Los Angeles, on or about January 22, 1996. Such action purports to be brought as a class action on behalf of all shareholders of the Company. The complaint in the Goltz Lawsuit (the "Goltz Complaint") alleges, among other things, that (a) the Individual Defendants allegedly breached their fiduciary duties and failed to attempt in good faith to maximize shareholder value in connection with the Transaction, (b) the Individual Defendants allegedly sought to entrench themselves in their position with the Company at the expense of the Company's stockholders, (c) the Individual Defendants allegedly sought to thwart third party offers for the Company allegedly through, among other things, the adoption of a shareholder rights plan and providing in the Merger Agreement for the payment of certain termination fees under certain circumstances, and (d) the Individual Defendants allegedly have not protected stockholders from any alleged conflicts of interest between such Defendant Directors and the Company's stockholders.

                         As relief, the Goltz Complaint seeks,
               among other things, (a) an injunction enjoining the defendants to fulfill their fiduciary duties by seeking third party offers for the Company, (b) an injunction enjoining the Transaction and enjoining defendants from enforcing either the Company's shareholder rights plan or the Merger Agreement provisions for the payment of certain termination fees, (c) the award of compensatory damages in an unspecified amount, and (d) the award to plaintiff of attorney's fees and costs. Lockheed Martin believes that the Goltz Lawsuit is without merit and intends to vigorously defend such action. The above summary of the Goltz lawsuit does not purport to be complete and is qualified in its entirety by reference to the full text of the Goltz complaint, which is attached as Exhibit (c)(12) hereto and which is hereby incorporated herein by reference.

                         NYSE Inquiry.  On January 19, 1996,
               Lockheed Martin received a written inquiry from the New York Stock Exchange (the "NYSE") in connection with the NYSE's regularly conducted review of market activity surrounding significant corporate announcements. In connection with the Transaction, the NYSE has initiated a review of the trading in common stock of the Company which preceded the January 8, 1996 public announcement that the Company and Lockheed Martin were entering into the Transaction. The NYSE has requested, and Lockheed Martin intends to provide to the NYSE, certain information relating to the Transaction and the events preceding such public announcement.

                         Information Statement.  On January 24,
               1996, Loral Space filed with the Commission pursuant to the Exchange Act a Registration Statement on Form 10 (such document, which includes and incorporates by reference the Information Statement, the "Form 10") with respect to the Loral Space Common Stock. As noted in the Offer to Purchase, the Distribution is conditioned upon the satisfaction or waiver of a number of conditions, including, among others, the condition that the Form 10 shall have been declared effective by the Commission. Pursuant to Section 3.1(a) of the Distribution Agreement, the Company and Loral Space have agreed to use their respective reasonable efforts to cause the Form 10 to be declared effective under the Exchange Act."

         Item 11.  Material to be Filed as Exhibits

               Item 11 is hereby amended by the addition of the following exhibits thereto:

            Exhibit (a)(10)   Copy of notice to plan participants
                              from Fidelity Management Trust
                              Company, as trustee under certain
                              benefit plans ("Fidelity"), relating
                              to the Offer, and accompanying form
                              of instruction to Fidelity from such
                              plan participants

            Exhibit (c)(11)   Complaint in an action filed in the
                              Supreme Court of the State of New
                              York, County of New York, entitled
                              Sylvia B. Piven v. Loral Corp.,
                              Bernard L. Schwartz, Frank C. Lanza,
                              Howard Gittis, Robert B. Hodes,
                              Gershon Kekst, Charles Lazarus,
                              Donald E. Shapiro, Allen M. Shinn,
                              Thomas J. Stanton, Jr., Daniel
                              Yankelovich, Arthur L. Simon, and
                              Lockheed Martin Corp., Index No. 96-
                              100390

            Exhibit (c)(12)   Complaint in an action filed in the
                              Superior Court of the State of
                              California, in the County of Los
                              Angeles, entitled Arthur Goltz and
                              Murray Zucker v. Loral Corporation,
                              Bernard L. Schwartz, Frank C. Lanza,
                              Howard Gittis, Robert B. Hodes,
                              Gershon Kekst, Charles Lazarus,
                              Malvin A. Ruderman, E. Donald
                              Shapiro, Allen M. Shinn, Thomas J.
                              Stanton, Jr., Daniel Yankelovich,
                              Michael P. DeBlasio, Robert V.
                              LaPenta and Michael B. Targoff, Case
                              Number BC142098


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAC ACQUISITION CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: January 25, 1996



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LOCKHEED MARTIN CORPORATION

                                   By:/s/    STEPHEN M. PIPER
                                      Name:  Stephen M. Piper
                                      Title: Assistant Secretary

          Dated: January 25, 1996



     EXHIBIT INDEX

     Exhibit No.                   Description

       Exhibit (a)(10)   Copy of notice to plan participants from
                         Fidelity Management Trust Company, as trustee under certain benefit plans ("Fidelity"), relating to the Offer, and accompanying form of instruction to Fidelity from such plan participants

       Exhibit (c)(11)   Complaint in an action filed in the Supreme
                         Court of the State of New York, County of New
                         York, entitled Sylvia B. Piven v. Loral Corp.,
                         Bernard L. Schwartz, Frank C. Lanza, Howard
                         Gittis, Robert B. Hodes, Gershon Kekst, Charles
                         Lazarus, Donald E. Shapiro, Allen M. Shinn,
                         Thomas J. Stanton, Jr., Daniel Yankelovich,
                         Arthur L. Simon, and Lockheed Martin Corp.,
                         Index No. 96-100390

       Exhibit (c)(12)   Complaint in an action filed in the Superior
                         Court of the State of California, in the County of Los Angeles, entitled Arthur Goltz and
                         Murray Zucker v. Loral Corporation, Bernard L.
                         Schwartz, Frank C. Lanza, Howard Gittis, Robert
                         B. Hodes, Gershon Kekst, Charles Lazarus,
                         Malvin A. Ruderman, E. Donald Shapiro, Allen M.
                         Shinn, Thomas J. Stanton, Jr., Daniel
                         Yankelovich, Michael P. DeBlasio, Robert V.
                         LaPenta and Michael B. Targoff, Case Number
                         BC142098



     Exhibit (a)(10)

                                   82 Devonshire Street
                                   Boston, Massachusetts 02109

     FIDELITY MANAGEMENT TRUST COMPANY

                            NOTICE TO PARTICIPANTS
                            IN THE FOLLOWING PLANS

     The Conic Corporation Deferred Income Retirement Plan, The Frequency Sources, Inc. 401(k) Retirement Savings Plan, The K&F Industries Savings Plan, The Loral/Rolm Mil-Spec Corp. Retirement Income Savings Plan, The Loral Aerospace Savings Plan, The Loral Corporation Deferred Income Savings Plan, The Loral Defense Systems Retirement Savings Plan, The Loral Defense Systems Savings and Investment Plan, The Loral Electro-Optical Systems, Inc. 401(k) Matching Contribution Plan, The Loral Fairchild Corp. Savings Plan, The Loral Federal Systems Deferred Income Retirement Plan, The Loral Infrared & Imaging Systems, Inc. Savings Plan, The Loral Librascope Retirement Savings Plan, The Loral Vought Systems Corporation Capitol Accumulation Plan, The Narda Microwave Supplemental Retirement Savings Plan, and The Narda-Western Operations 401(k) Deferred Income Retirement Plan
     (THE "PLANS")

     Dear Plan Participant:

          Enclosed are tender offer materials and a Trustee Direction Form relating to an offer by LAC Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Lockheed Martin Corporation, to purchase all outstanding shares of Common Stock, par value $.25 per share ("Shares"), of Loral Corporation (the "Company") at $38.00 per share, net to the seller in cash, without interest (the "Offer"). The tender offer materials comprised of the Purchaser's Offer to Purchase, the Letter of Transmittal and the Company's Recommendation Statement, which have been furnished to you, together describe the terms and conditions of the Offer as well as the facts and circumstances surrounding the Offer. SUCH MATERIALS CONTAIN IMPORTANT INFORMATION THAT YOU NEED TO READ IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISION REGARDING THE OFFER.

          In a related transaction, following the consummation of the Offer, the Company will distribute (the "Spin-Off") common stock of Loral Space & Communications Ltd. to the holders of Shares on a record date to be determined by the Board of Directors of the Company. In no event shall the record date occur after acceptance of tendered Shares for payment by the Purchaser. Even if you elect to tender your Shares, you will be considered the holder for purposes of the Spin-Off until the Purchaser accepts these Shares for payment. The Company expects to distribute to shareholders an information statement with respect to the business, operations and management of this new corporation. A copy of the information statement will be sent to you at that time.

     Background

          Fidelity Management Trust Company ("Fidelity") is the trustee of seven trusts (the "Trusts") established under the Plans. Under the terms of the trust agreements between the Company and Fidelity establishing the Trusts, in the case of a tender offer for any Shares, each participant whose Plan account has an interest in Loral Common Stock under the Trusts has the right to direct the trustee to tender or not tender some or all of the Shares credited to such participant's Plan account invested in Loral Common Stock under the Trusts.

          The Trusts now hold approximately seven and one tenth percent (7.1%) of all the Company's outstanding Shares. The trust agreements require Fidelity to tender the Shares held in the Trusts in accordance with directions received from participants with an interest in Loral Common Stock under the Trusts, and have been or will be amended to require that, with respect to Shares for which no instructions are received, Fidelity tender in accordance with directions received from an independent fiduciary to be appointed by the Company.

     Direction to the Trustee

          Only the Trustee can tender the Shares held by the Trusts. However, participants whose Plan accounts are credited with Shares held in Loral Common Stock under the Trusts have the opportunity to direct Fidelity to tender such Shares pursuant to the Offer.

          PLEASE NOTE THAT UNDER THE TERMS OF THE TRUSTS, FIDELITY IS REQUIRED TO HOLD YOUR INSTRUCTIONS IN CONFIDENCE AND IS NOT PERMITTED TO DISCLOSE THE CONTENTS OF YOUR DIRECTIONS TO THE COMPANY, THE PURCHASER OR ANY EMPLOYEE OR OFFICER THEREOF.

     Instructions

          In order to be assured that your tender instructions to Fidelity will be followed, you must, in accordance with the procedures set forth below, complete, sign, date and return the enclosed Direction Form to Fidelity as soon as possible, BUT IN NO EVENT LATER THAT 12:00 MIDNIGHT, NEW YORK TIME, ON MONDAY, FEBRUARY 5, 1996, UNLESS THE OFFER IS EXTENDED. PLEASE COMPLETE AND RETURN THE DIRECTION FORM EVEN IF YOU DECIDE NOT TO PARTICIPATE IN THE OFFER.

          You may change, amend or rescind your directions to Fidelity at any time prior to the deadline specified in the preceding paragraph by delivering to Fidelity a new Direction Form. Upon receipt of a timely change, amendment or rescission of a previously delivered Direction Form, any previous instructions will be deemed canceled. Additional Direction Forms and transmittal envelopes can be obtained by telephoning the Loral Savings Plan Service Center at 1-800-354-7125. No facsimile transmittals of the Direction Form will be accepted.

          PLEASE NOTE THAT THE LETTER OF TRANSMITTAL HAS BEEN PROVIDED FOR YOUR INFORMATION ONLY, AND CAN NOT BE USED TO TENDER THE SHARES CREDITED TO YOUR ACCOUNT.

          Please note that on the reverse side of the Direction Form the number of Shares credited to your account (based on your holdings as of Tuesday, January 9, 1996) is indicated to the right of your address. This number of Shares may fluctuate somewhat from January 9, 1996 until February 2, 1996, the date the Trustee will begin the process of tabulating directions, unless the Offer is extended, due to additional employee and employer contributions. Because of this fluctuation, the instructions on the Direction Form refer to the percentage of Shares allocated to your account on February 2, 1996, unless the Offer is extended.

          IF YOUR DIRECTION FORM IS NOT TIMELY RECEIVED BY FIDELITY AT ITS ADDRESS SET FORTH ON THE DIRECTION FORM, THE DECISION TO TENDER OR NOT TO TENDER THE SHARES CREDITED TO YOUR ACCOUNT WILL BE MADE BY AN INDEPENDENT FIDUCIARY TO BE APPOINTED BY THE COMPANY.

          YOUR DIRECTION FORM MUST BE RECEIVED BY FIDELITY AT ITS
     ADDRESS SET FORTH ON THE DIRECTION FORM BY 12:00 MIDNIGHT, NEW YORK TIME, ON MONDAY, FEBRUARY 5, 1996, UNLESS THE OFFER IS EXTENDED.

          BE SURE TO REVIEW ALL OF THE TENDER OFFER MATERIALS BEFORE YOU COMPLETE YOUR DIRECTION FORM. FIDELITY MAKES NO RECOMMENDATION WITH RESPECT TO YOUR DECISION REGARDING THE OFFER. PLEASE REMEMBER TO RETURN YOUR DIRECTION FORM DIRECTLY TO FIDELITY IN THE ENCLOSED ENVELOPE, RATHER THAN TO THE COMPANY OR TO THE PURCHASER.

          If you hold Shares directly, you will receive, under separate cover, tender offer materials directly from the Purchaser, which can be used to tender such Shares directly to the Purchaser. Those tender offer materials may not be used to direct the Trustee to tender or not tender the Shares credited to your account under the Plans. The direction to tender or not tender Shares credited to your account under the Plans may be made only in accordance with the procedure set forth herein.

          In accordance with the provisions of the Trusts, the proceeds from the sale of Shares in your account will not be distributed to you. Cash proceeds will be invested in the investment option designated for such purposes in the trust agreements (either a pool of guaranteed investment contracts or a money market fund). Shares of Loral Space & Communications Corporation received in connection with the Spin-Off will be retained in the Plan in a unitized stock fund, and your account will be credited with a proportional number of units in that fund. You may change the investment option in which such proceeds are invested by telephoning the Loral Savings Plan Center at 1-800-354-7125 in accordance with the normal procedures for changing investment options.

          If you require additional information concerning the procedure to tender your Shares, please contact the Loral Savings Plan
     Service Center at 1-800-354-7125. If you have any questions about the terms and conditions of the Offer, please contact the manager/dealer for the Offer, Bear Stearns, at 1-800-7216-9849.


                               DIRECTION FORM
BEFORE COMPLETING THIS FORM, READ CAREFULLY THE ACCOMPANYING OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS

In connection with the Offer to Purchase dated January 12, 1996, (the "Offer"), made by LAC Acquisition Corporation, a Wholly Owned Subsidiary of Lockheed Martin Corporation, a copy of which I have received, I hereby instruct Fidelity Management Trust Company (the "Trustee") to tender the shares of Loral Corporation Common Stock held in my account in the Plan before the expiration of the Offer, as follows (check one box and complete):

Box 1  ( )     I direct the Trustee to tender ALL of the shares of Loral
               Corporation held in my account in the Plan, in accordance with the terms of the Offer.

Box 2  ( )     I direct the Trustee to tender        percent (insert a
               percentage less than 100%) of the shares of Loral
               Corporation held in my account in the Plan, in accordance with the terms of the Offer, and not to tender the remainder of such shares.

Box 3  ( )     I direct the Trustee NOT to tender any of the shares of
               Loral Corporation held in my account in the Plan, in accordance with the terms of the Offer.


The Trustee makes no recommendation to any Plan participant as to whether to tender or not. Your instructions to the Trustee will be kept confidential, and will not be disclosed to anyone at Loral Corporation or Lockheed Martin Corporation.

PLEASE NOTE THAT IF YOU DO NOT SEND IN YOUR FORM, OR IF IT IS NOT RECEIVED BEFORE 12:00 MIDNIGHT NEW YORK TIME ON FEBRUARY 5, 1996, THE DECISION TO TENDER YOUR SHARES OR NOT TO TENDER YOUR SHARES WILL BE MADE BY AN INDEPENDENT FIDUCIARY APPOINTED BY LORAL CORPORATION.

YOUR FORM MUST BE RECEIVED BEFORE 12:00 MIDNIGHT NEW YORK TIME AT P.O. BOX 9124, HINGHAM, MA 02043 ON FEBRUARY 5, 1996 IN ORDER TO BE EFFECTIVE.


                                               Date


                                              Please print name


                                               Signature


Exhibit (c)(11)

          SUPREME COURT OF THE STATE OF NEW YORK
          COUNTY OF NEW YORK
          ----------------------------------------x
          SYLVIA B. PIVEN, On Behalf Of           :    Index No.
          Herself And All Others Similarly        :
          Situated,                               :    96100390
                                                  :
                                   Plaintiff,     :
                                                  :    CLASS ACTION
                    - against                     :    COMPLAINT
                                                  :
          LORAL CORP., BERNARD L. SCHWARTZ,       :
          FRANK C. LANZA, HOWARD GITTIS,          :
          ROBERT B. HODES, GERSHON KEKST,         :
          CHARLES LAZARUS, DONALD E. SHAPIRO,     :
          ALLEN M. SHINN, THOMAS J. STANTON, JR., :
          DANIEL YANKELOVICH, ARTHUR L. SIMON,    :
          and LOCKHEED MARTIN CORP.,              :
                                                  :
                                   Defendants.    :
          ----------------------------------------x

                    Plaintiff, by her attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through her counsel), except with respect to her ownership of Loral Corp. common stock and her suitability to serve as a class representative, which are alleged upon personal knowledge, as follows:

                                     PARTIES

                    1. Plaintiff Sylvia B. Piven is, and has been for years, the owner of 800 shares of common stock of defendant Loral Corp. ("Loral" or the "Company").

                    2. Defendant Loral is a corporation organized and existing under and by virtue of the laws of the State of New York. Defendant Loral maintains its principal offices at 600 Third Avenue, New York, New York, which is in the City, County and State of New York.

                    3. Defendant Bernard L. Schwartz ("Schwartz") is the Chairman of the Board and Chief Executive Officer of defendant Loral.

                    4.   Defendant Frank C. Lanza ("Lanza") is
          President, Chief Operating Officer and a Director of defendant Loral.

                    5.   Defendant Howard Gittis ("Gittis") is a
          Director of defendant Loral.

                    6.   Defendant Robert B. Hodes ("Hodes") is a
          Director of defendant Loral.

                    7.   Defendant Gershon Kekst ("Kekst") is a
          Director of defendant Loral.

                    8. Defendant Charles Lazarus ("Lazarus") is a Director of defendant Loral.

                    9. Defendant Donald E. Shapiro ("Shapiro") is a Director of defendant Loral.

                    10.  Defendant Allen M. Shinn ("Shinn") is a
          Director of Defendant Loral.

                    11. Defendant Thomas J. Stanton, Jr. ("Stanton") is a Director of defendant Loral.

                    12. Defendant Daniel Yankelovich ("Yankelovich") is a Director of defendant Loral.

                    13.  Defendant Arthur L. Simon ("Simon") is a
          Director of defendant Loral.

                    14.  The foregoing individuals, collectively
          referred to as the "Defendant Directors," as directors and/or officers of Loral, owe fiduciary duties to Loral and its shareholders.

                    15. Defendant Lockheed Martin Corp. ("Lockheed") is a corporation organized and existing under and by virtue of the laws of the State of Maryland. Defendant Lockheed maintains its principal offices at 6801 Rockledge Drive, Bethesda, Maryland.

                            CLASS ACTION ALLEGATIONS

                    16.  Plaintiff brings this action on her own
          behalf and as a class action, pursuant to Section 901 of the CPLR, on behalf of all shareholders of Loral (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

                    17. This action is properly maintainable as a class action for the following reasons:

                         (a)  The class of shareholders for whose
          benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 31, 1995, there were over 172 million shares of defendant Loral's common stock outstanding owned by 4,500 shareholders of record scattered throughout the United States and foreign countries.

                         (b)  There are questions of law and fact
          which are common to members of the class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                         i. Whether the defendants have engaged in a plan and scheme to enrich and/or entrench themselves at the expense of Loral's public shareholders;

                         ii.  Whether the Defendant Directors have
          breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complaint of herein;

                         iii. Whether defendants have failed to fully disclose the true value of defendant Loral's assets and earning power and the future financial benefits which they expect to derive from the takeover by Lockheed;

                         iv.  Whether the Defendant Directors have
          wrongfully failed and refused to seek a purchaser of Loral at the highest possible price and instead, have sought to chill potential offers and acquire the valuable assets of defendant Loral for defendant Lockheed at an unfair and inadequate price;

                         v.  Whether defendant Lockheed has induced,
          aided or abetted breaches of fiduciary duty by members of Loral's Board of Directors.

                         vi.  Whether plaintiff and the other members
          of the Class will be irreparably damaged by the conduct and transactions complained of herein;

                         vii.  Whether defendants have breached or
          aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                         viii.  Whether defendants are pursuing a
          scheme and course of business designed to eliminate the public shareholders of defendant Loral in violation of the laws of the State of New York.

                    18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                    19. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

                    20. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                             SUBSTANTIVE ALLEGATIONS

                    21. Defendant Loral develops and manufactures airborne electronic warfare systems and equipment, weapons systems trainers and microwave components; produces electronic communications equipment and systems used in antisubmarine and space warfare; operates and maintains simulator networks for ground vehicle and airborne platform training; and provides systems integration services, operations management services and post-deployment systems support services.

                    22. Defendant Lockheed is a holding company with subsidiaries which research, develop and produce aerospace products, systems and services; design, manufacture and integrate advanced technology products and services for the U.S. Government and private industry; produce construction aggregates and specialty chemical products; and manage certain facilities for the Department of Energy.

                    23. On January 8, 1996, it was announced that defendant Lockheed had agreed to acquire Loral's defense electronics and systems integration businesses for approximately $9.1 billion (the "Transaction"). The Transaction essentially has three elements: first, each shareholder of Loral will receive $38 in cash per share through a tender offer set to commence by January 12, 1996; second, Loral shareholders will receive, for each share, one share of the newly-formed public company, to be called Loral Space and Communications Corp. ("Loral Space"), which will own Loral's present satellite and telecommunications interests; and third, Lockheed will invest $344 million for a 20% equity position in Loral Space.

                    24. Defendant Schwartz admits that the Company has had no "serious discussions" regarding a combination with any third parties. In fact, according to press reports, at the same time it approved the Lockheed transaction, the Loral Board also adopted a shareholder rights plan to deter other potential suitors from making a competing offer. In addition, the $38 per share offer provides little premium to shareholders for their Loral stock which closed on January 5, 1996, at $36 1/4 per share. Also, the value of the Loral Space stock can only be "estimated" at this time and its business according to the Los Angeles Times has been "untested."

                    25.  The Transaction is wrongful, unfair and
          harmful to Loral's public stockholders, the Class members, and represents an attempt by defendants to aggrandize their personal and financial positions and interests and to enrich themselves at the expense of and to the detriment of the public shareholders of the Company. The Transaction will deny plaintiff and other Class members their rights to share proportionately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant Lockheed at an unfair and inadequate price. According to the Dow Jones News Wire, in conjunction with the Transaction, defendant Schwartz will become chairman and CEO of Loral Space and will become Vice Chairman of the Board of Lockheed. Defendant Lanza will also join Lockheed's Board of Directors and serve as Executive Vice President and Chief Operating Officer of Lockheed.

                 CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTIES

                    26. Defendants other than defendant Lockheed, acting in concert, have violated their fiduciary duties owed to the public shareholders of Loral and put their own personal interests and the interests of defendant Lockheed ahead of the interests of the Loral public shareholders at the expense of Loral's public shareholders.

                    27.  The Defendant Directors failed to (1)
          undertake an adequate evaluation of Loral's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Loral's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose Loral to the marketplace in an effort to create an active and open auction for Loral; or (4) act independently so that the interests of public shareholders would be protected. Instead, defendants have accepted a cash value for the publicly held shares of defendant Loral without an appropriate premium or recognition of the added value of Loral that will result from it being wholly-owned by defendant Lockheed, and have agreed to terms which will impede maximization of shareholder value.

                    28.  Furthermore, in contemplating and
          implementing their plan to obtain immediate financial rewards for themselves, the Defendant Directors have failed to (1) adequately insure that no conflicts of interest existed, and, instead, have resolved such conflicts in favor of themselves and defendant Lockheed, rather than ensure that all conflicts were resolved in the best interest of Loral and its public shareholders; or (2) acted independently or in any other way to ensure that the interests of Loral's public shareholders will be protected.

                    29. Defendants have reached understandings among themselves that they will not solicit a proposal or initiate any discussions with any person or entity regarding any offer or proposal for the acquisition of the business of Loral by merger, asset sale, stock sale or otherwise, while Loral is still a publicly-held company. While the Defendant Directors of Loral should seek out other possible purchasers of the assets of Loral or its stock in a manner designed to obtain the highest possible price for Loral's shareholders, or seek to enhance the value of Loral for all its current shareholders, they have instead resolved to wrongfully obtain the valuable assets of Loral for defendant Lockheed at a bargain price, which under the circumstances here, disproportionately benefits them. These understandings have been reached in violation of the Defendant Directors' fiduciary duties.

                    30. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Loral's public shareholders, serve no legitimate business purpose of Loral, and are an attempt by the defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the public stockholders of Loral. These maneuvers by the defendants will deny members of the Class their right to share in the true value of Loral's valuable assets, future earnings and profitable businesses to the same extent as they would as Loral shareholders.

                    31. In contemplating, planning and/or doing the foregoing specified acts and in pursuing and structuring the Transaction, the defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

                    32. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of Loral and because they are in possession of private corporate information concerning Loral's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Loral which makes it inherently unfair to Loral's public shareholder. The Transaction will ensure that defendants disproportionately benefit from the value and future financial prospects of Loral, in contravention of defendants' fiduciary duties to assure that Loral's shareholders receive the highest value for their shares.

                    33. Defendant Lockheed has acted and is acting with knowledge that the other defendants are in breach of their fiduciary duties to Loral's public shareholders and has intentionally, recklessly or negligently induced, aided and abetted such breaches of fiduciary duties by the directors of Loral.

                    34. By reason of the foregoing acts, practices and course of conduct, the Defendant Directors have failed to use due care and diligence in the exercise of their fiduciary obligations toward Loral and its public shareholders.

                    35.  The acts complained of here above were
          willful, malicious, and oppressive, in that the defendants, and each of them, know that their actions as complained of herein, involve improper and illegal practices, violations of law and other acts completely alien to the duties of officers and directors to carry out corporate affairs in a just, honest, and equitable manner. By reasons of the foregoing, the Class is entitled to exemplary damages determined through a proper process to maximize shareholder value.

                    36. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Loral's assets and business in exchange for their Loral shares, and have been and will be prevented from obtaining a price for their shares of Loral common stock determined through a proper process to maximize shareholder value.

                    37. Unless enjoined by this Court, the Defendant Directors will continue to breach their fiduciary duties owed to plaintiff and the Class, and will exclude the Class from receiving fair value for their proportionate share of Loral's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

                    38.  Plaintiff has no adequate remedy at law.

                    WHEREFORE, plaintiff demands judgment as follows:

                         (a)  Declaring that this action may be
          maintained as a class action pursuant to CPLR 901 et seq.;

                         (b)  Declaring that defendants' conduct is
          unfair, unjust and inequitable to plaintiff and the other members of the Class;

                         (c)  Enjoining preliminarily and permanently
          the defendants from taking any steps necessary to accomplish or implement the proposed sale of defendant Loral to defendant Lockheed at a price that is not fair and equitable.

                         (d)  Imposing a voting trust upon the shares
          of Loral owned or controlled by defendants to restrain their ability to use their voting power in connection with the Transaction;

                         (e)  Requiring defendants to compensate
          plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment interest from the date of the wrongs to the date of the judgment herein;

                         (f)  Awarding plaintiff the costs and
          disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

                         (g)  Granting such other and further relief
          as may be just and proper.
          Dated:  New York, New York

                  January 9, 1996

                                        WOLF HALDENSTEIN ADLER
                                        FREEMAN & HERZ LLP
                                        Fred Taylor Isquith
                                        270 Madison Avenue
                                        New York, New York 10016
                                        (212)545-4600

                                        Attorneys for Plaintiff


          Exhibit (c)(12)

          KEVIN J. YOURMAN (147159)
          JAMES E. TULLMAN (175008)
          WEISS & YOURMAN
          10940 Wilshire Blvd.
          24th Floor
          Los Angeles, CA  90024
          (210) 208-2800

          Attorneys for Plaintiffs

          (Additional Counsel Appear on Signature)

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF LOS ANGELES

          ARTHUR GOLTZ and MURRAY ZUCKER, on  )  Case No.
          behalf of themselves and all others )
          similarly situated,                 )  CLASS ACTION
                                              )
                                              )  CLASS ACTION COMPLAINT
          Plaintiffs,                         )  FOR BREACH OF FIDUCIARY
                                              )  DUTIES
                                        vs.   )
                                              )  Plaintiffs Demand
          LORAL CORPORATION, BERNARD L.       )  Trial by Jury
          SCHWARTZ, FRANK C. LANZA, HOWARD    )
          GITTIS, ROBERT B. HODES, GERSHON    )
          KEKST, CHARLES LAZARUS, MALVIN A.   )
          RUDERMAN, E. DONALD SHAPIRO, ALLEN  )
          M. SHINN, THOMAS J. STANTON, JR.,   )
          DANIEL YANKELOVICH, MICHAEL P.      )
          DEBLASIO, ROBERT V. LAPENTA,        )
          MICHAEL B. TARGOFF,                 )
                                              )

          Defendants

                    Plaintiffs, by their attorneys, allege upon information and belief, except as to the allegations which are alleged upon personal knowledge, as follows:

                              NATURE OF THE ACTION

                    1. This is a class action lawsuit on behalf of the stockholders of Loral Corporation ("Loral" or the "Company") who have been, and continue to be, deprived of the opportunity to fully realize the benefits of their investment in Loral as a result of defendants' insincere attempt to put the Company up for auction or consider offers by other companies to acquire the Company. Defendants' conduct constitutes breach of defendants' fiduciary duties to maximize shareholder value and an unlawful scheme and attempt by defendants to entrench themselves in positions of control at the expense of the company's shareholders.

                                     PARTIES

                    2.   Plaintiff Murray Zucker is the owner of
          shares of Loral common stock and has been the owner of such shares during the relevant time period.

                    3. Plaintiff Arthur Goltz is the owner of shares of Loral common stock and has been the owner of such shares during the relevant time period.

                    4. Defendant Loral is a leading supplier of electronic surveillance systems, electronic warfare systems, military equipment, microwave components, telecommunications equipment, electronic components, aircraft navigation systems, aircraft simulators and services to the U.S. and allied defense departments. Loral has a work-force of 39,000 employees and an estimated revenue of 6.4 billion in 1995. Two of Loral's major offices and facilities are in California, including one in Rancho Santa Margarita, employing 1,100 people and one in Camarillo, California which employs 75 people. Loral maintains its corporate headquarters at 600 Third Avenue, New York, New York, 10016. Loral stock trades over the New York Stock Exchange under ticker symbol ("LOR").

                    5. Defendant Bernard L. Schwartz ("Schwartz") is and was at all relevant times the Chief Executive Officer and Chairman of the Board of Loral. Schwartz is the beneficial owner of $3.7 million shares of Loral common stock and has served as a director since 1972. Schwartz will receive an $18 million dollar bonus for his efforts when the buy-out with Lockheed is consummated.

                    6. Defendant Frank C. Lanza ("Lanza") is and was at all relevant times the President and Chief Operating
          Officer of Loral and has served as a director since 1981.

                    7. Defendants Howard Gittis, Robert B. Hodes, Gershen Kakat, Charles Lazarus, Malvin A. Ruderman, E. Donald Shapiro, Allen M. Shinn, Thomas J. Stanton, Jr., and Daniel Yankelovich were at all relevant times directors of Loral and owed fiduciary duties of care, loyalty and candor to Loral's public shareholders.

                    8. Defendants Michael P. Deblasio, Robert V. LaPenta and Michael B. Targoff were at all relevant times officers of Loral and owed fiduciary duties of care, loyalty and candor to Loral's public shareholders.

                    9. By reason of their corporate positions and because of their ability to control the business and internal affairs of Loral, the officer and director defendants (collectively referred to herein as the "Individual Defendants") owe Loral shareholders, including plaintiffs and all others similarly situated, fiduciary obligations of fidelity, trust, loyalty and due care. Accordingly, said defendants were, and are required to use their utmost ability to control and manage the Company in furtherance of the best interests of the Company's stockholders. In addition, each of the officer and director defendants owes Loral shareholders the fiduciary duty to exercise due care and diligence, as well as the highest obligations of good faith and fair dealing. Furthermore, each of the officer and director defendants owes to the Company and its stockholders the fiduciary duty to assure that all reasonable offers or overtures to purchase the Company are conveyed to the full board of directors, to entertain, encourage, evaluate and pursue and bona fide offers or expressions of interest to purchase the Company's outstanding stock or other merger transactions in a manner that will maximize shareholder value.

                    10. Each defendant herein is used individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

                    11. This action seeks to enjoin the breach of fiduciary duties owed to Plaintiffs and the Class by Loral and the Individual Defendants in connection with a prospective merger, acquisition, or other business combination involving Loral. Plaintiffs also seek appropriate relief to ensure that a merger, acquisition, or other business combination or alternative transaction is not foreclosed by Loral and the Individual Defendants, that the Individual Defendants properly inform themselves with respect to all such transactions, and that the Individual Defendants take all necessary and appropriate action to ensure that plaintiffs and the Class receive the maximum value for their Loral securities in any sale or liquidation of the Company.

                    12.  Plaintiffs bring this case on their own
          behalf and as a class action, pursuant to applicable rules of the California Rules of Civil Procedure, on behalf of all stockholders of the Company, or their successors in interest, who ar similarly situated and who are or may be deprived of the opportunity to maximize the value of their Loral securities by the wrongful acts of the defendants described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

                    13. This action is properly maintained as a class action.

                    14. The class is so numerous that joinder of all members is impracticable. The Company has over 4500 stockholders of record and has over 172 million shares outstanding as of October 31, 1995.

                    15. Questions of law and fact common to the class predominate over questions affecting any individual class member. The common questions include, inter alia, whether:

                         a.   defendants have breached the fiduciary
          duties owed by them to plaintiffs and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in connection with the sale of Loral;

                         b.   the individual defendants have acted to
          entrench themselves in their office and deprive Loral public shareholders of the maximum value of their holdings;

                         c.   defendants have breached or aided and
          abetted the breach of the fiduciary duties owed by them to plaintiffs and other members of the Class;

                         d.   defendants engaged in a plan and scheme
          to thwart interested companies from participating in bidding on Loral, and

                         e.   plaintiffs and the other members of the
          Class are being and will continue to be injured by the wrongful conduct alleged herein, and, if so, the proper remedy and/or measure of damages.

                    16. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class.

                    17. The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country.

                             SUBSTANTIVE ALLEGATIONS

                    18.  On January 8, 1996, the Loral Board of
          Directors announced that Lockheed Martin ("Lockheed") agreed to acquire a majority of Loral's assets. Lockheed will pay $7 billion in cash on $38.00 for each Loral share through a tender offer due to begin January 12, 1996. It will also assume $2.1 billion in debt. Lockheed will consume Loral's core defense electronics and systems integration businesses. The remaining satellite and telecommunications business will be reorganized into a new company called Loral Space and Communications Corp., in which Lockheed is also buying a 20% stake for $344 million. Loral shareholders will get $38.00 a share plus one share in Loral Space for every share of Loral, equalling a total of $45.50 for each share owned.

                    19. The members of the Loral Board of Directors possessed conflicts of interest which should have prevented them from voting on the buy-out. Two of the members on the Board discussed employment terms with Lockheed Martin and will enjoy positions in Lockheed Martin after the merger. Nevertheless, the Board determined that it was not necessary to appoint a committee of independent directors or an unaffiliated representative to act on behalf of the shareholders of the Company for the purposes of negotiating the terms of the Merger Agreement.

                    20. The scheme of Schwartz and Lanza to entrench themselves in positions of power and prestige was accomplished. According to a January 9, 1996 report in the Los Angeles Times: "Both men will remain with Lockheed after the merger. Schwartz will be a vice chairman of Lockheed Martin and Lanza will be an executive vice president of the corporation and chief operating officer of its new tactical systems unit."

                    21. Furthermore, a January 9, 1996 New York Times article reported: "One clear benefit of the acquisition is that it will produce a fortune for Mr. Schwartz, who earned $6.24 million in compensation last year. He owns stock that is now worth about $160 million."

                    22. Finally, Bloombers News reported that: as holder of 2% of Loral stock, Schwartz stands to make almost $70 million from this merger.

                    23. On Thursday January 11, 1996, Loral set a 10 day window for any potential rival offer to the buy-out deal with Lockheed. Such an attempt to attract outside bidders is facile and does not adequately fulfill defendants' fiduciary duties to shareholders in light of the fact that talks with Lockheed Martin had been conducted for over 4 months. No doubt exists that defendants' 10-day window for potential offers was merely a vacuous attempt to convince Loral shareholders that defendants were acting in the shareholders' best interests. Thus, any company which was actually interested in making an offer for Loral would need much more time than 10 days to adequately investigate and analyze the company.

                    24.  Furthermore, Loral announced that its
          stockholder rights plan, which spells out investor rights during a takeover, will take effect on January 22, 1996. The plan contains a "poison pill" defense against hostile takeover.

                    25. The Poison Pill, a typical anti-takeover provision, would allow Loral stockholders to buy stock at a 50 percent discount if another company tries to acquire at least 20 percent of Loral. The maneuver would dilute the holdings of the Company attempting the takeover, making the buy-out too expensive.

                    26. Loral said it has amended the stockholders' rights plan to exempt Lockheed Martin, thus disabling the right of shareholders to effectively object to the Lockheed Martin buy-out.

                    27. Furthermore, the Poison Pill has the effect of precluding the successful completion of any other offer for Loral, no matter how attractive because, under the Poison Pill, the Loral Board of Directors must approve any offer. Thus, the Poison Pill enacted by defendants in effect eliminated the likelihood of any bona fide offer to purchase the Company for adequate consideration, thereby denying the Company's shareholders an opportunity to make their own choice as to the fate of the Company that they own.

                    28.  The Poison Pill is just one of the many
          tactics that the defendants have used to maintain control of the Company, and to deny shareholders the opportunity to maximize returns by making informed investment decisions.

                    29. Moreover, the agreement between Loral and Lockheed Martin provides, among other things, that in the event that Loral terminates the agreement, it would be required to pay Lockheed Martin a fee (or penalty) of $175 million dollars and as much as $45 million in additional expenses. Thus, in order for another company to effectively bid for Loral, it would have to pay a price of $220 million above the value of the Company, effectively ruling out any serious chance for a fair and free auction for Loral.

                    30. On January 12, 1996 The Orlando Sentinel reported that: "Loral's action Thursday came in the wake of speculation that another aerospace giant -- McDonnell
          Douglas Corp. of St. Louis -- may be considering a counter-offer for Loral."

                    31. By failing to entertain a meaningful public auction of Loral as well as thwarting outside buyers' ability to bid on Loral, the defendants were acting to the detriment of the best interests of the Company's public shareholders.

                       CAUSE OF ACTION AGAINST DEFENDANTS

                    32. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiffs and the other members of the Class, are attempting unfairly to deprive plaintiffs and other members of the Class of the true value of their investment in Loral.

                    33.  Defendants owe fundamental fiduciary
          obligations to the Company's shareholders to take all necessary and appropriate steps to maximize the value of their shares, including considering, encouraging and accepting outside bids that would maximize the value of the stock owners' holdings in Loral. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Loral's public stockholders will be protected. Defendants are obliged to seriously consider any bona fide offers for the Company and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest price is achieved. Furthermore, the Individual Defendants must adequately ensure that no conflict of interest exists between their own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company's public stockholders.

                    34. By failing to entertain a meaningful public auction of Loral, as well as thwarting outside companies' ability to bid on Loral, the Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the best interests of the Company's public shareholders.

                    35. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting to unfairly deprive plaintiffs and the other members of the Class of the premiums they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Loral except on terms which would further their own personal interests.

                    36. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Loral and, thereby, entrench themselves in their jobs and emoluments of office within the Company.

                    37. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and Loral's senior management.

                    38.  As a result of defendants' actions,
          plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Loral's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Loral's common stock.

                    39. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Loral.

                    40. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which the defendants' action threaten to inflict.

                    41. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Loral at a substantial premium, all to the irreparable harm of plaintiffs and the other members of the Class.

                    42. Plaintiffs and the Class have no adequate remedy at law.

                    WHEREFORE, plaintiffs demand judgment as follows:

                         (a)  Declaring this to be a proper class
          action and certifying plaintiffs as class representatives;


                         (b)  Ordering the Individual Defendants to
          carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

                              (i)  cooperate fully with any entity or
          person, having a bona fide interest in proposing any transaction that would maximize shareholder value, including but not limited to, a buy-out or takeover of the Company'

                              (ii)  immediately undertake an
          appropriate evaluation of Loral's worth as a merger/acquisition candidate;

                              (iii)  take all appropriate steps to
          enhance Loral's value and attractiveness as a merger/acquisition candidate;

                              (iv)  take all appropriate steps to
          effectively expose Loral to the marketplace in an effort to create an active auction of the Company;

                              (v)  act independently so that the
          interests of the Company's public shareholders will be protected; and

                              (vi)  adequately ensure that no
          conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Loral;

                         (c) Enjoining the use of the Poison Pill and imposition of the $175 million penalty fee;

                         (d)  Enjoining the complained of transaction
          or any related transaction;

                         (e)  Appointing an independent committee of
          unaffiliated directors to consider the Lockheed Martin proposal or other possible business combinations or alternative transactions.

                         (f)  Ordering the Individual Defendants
          jointly and severally to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transaction alleged herein;

                         (g)  Declaring that Loral aided and abetted
          and substantially participated in the individual defendants' breach of fiduciary duties;

                         (h)  Awarding plaintiffs the cost and
          disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

                         (i)  Granting such other and further relief
          as may be just and proper.

                                   JURY DEMAND

                    Plaintiffs demand a trial by jury of all issues so triable.


          Dated:  January 21, 1996

          KEVIN J. YOURMAN (147159)
          JAMES E. TULLMAN (175008)
          WEISS & YOURMAN

          Kevin J. Yourman
          10940 Wilshire Blvd.
          24th Floor
          Los Angeles, CA  90024
          (310) 208-2800

          EDWARD P. DIETRICH
          MICHAEL D. BRAUN
          STULL STULL & BRODY
          10940 Wilshire Blvd.
          23rd Floor
          Los Angeles, CA  90024
          (310) 209-2468

          Counsel for Plaintiffs